UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From                          to

Commission File Number 001-34029

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FEDERAL-MOGUL CORPORATION

401(K) INVESTMENT PROGRAM

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Federal-Mogul Corporation, 26555 Northwestern Highway, Southfield, MI 48033

FEDERAL-MOGUL CORPORATION

401(k) INVESTMENT PROGRAM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Design Committee

Federal-Mogul Corporation

We have audited the accompanying statements of net assets available for plan benefits of the Federal-Mogul Corporation 401(k) Investment Program as of December 31, 2008 and 2007, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for plan benefits for the years then ended, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Detroit, Michigan

June 19, 2009

Federal-Mogul Corporation

401(k) Investment Program

Statements of Net Assets Available for Plan Benefits

	December 31
	2008	2007
Assets
Receivables:
Company contributions	$33,932	$—
Participant contributions	195,480	—
Participant loan interest	4,212	—
Federal-Mogul Corporation warrants	—	756,237

Total receivables	233,624	756,237

Participant loans in Master Trust (See Note 7)	6,298,120	6,450,594

Investments in Master Trust at fair value (See Note 7)	283,025,078	386,620,763

Total assets	289,556,822	393,827,594

Liabilities
Forfeited accounts owed to the Company (See Note 1)	7,800	8,486

Net assets at fair value	289,549,022	393,819,108

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	3,736,974	688,425

Net assets available for plan benefits	$293,285,996	$394,507,533

See accompanying notes to financial statements.

Federal-Mogul Corporation

401(k) Investment Program

Statements of Changes in Net Assets Available for Plan Benefits

	Years Ended December 31
	2008	2007
Additions
Dividends and interest	$19,039,684	$26,736,505
Participant contributions	22,021,604	22,642,065
Company contributions	3,667,375	3,792,156

Total additions	44,728,663	53,170,726

Deductions
Benefits paid to participants	42,525,934	43,373,608
Administrative expenses	42,971	49,902
Portion of Company contribution account forfeited upon withdrawal of participants (see Note 1)	137,437	148,741

Total deductions	42,706,342	43,572,251

Net realized/unrealized depreciation in fair value of investments in Master Trust (See Note 7)	(114,419,208)	(3,359,931)

Net transfer from other Company investment programs	11,175,350	302,208

Net increase/(decrease)	(101,221,537)	6,540,752

Net assets available for plan benefits at beginning of year	394,507,533	387,966,781

Net assets available for plan benefits at end of year	$293,285,996	$394,507,533

See accompanying notes to financial statements.

Federal-Mogul Corporation

401(k) Investment Program

Notes to Financial Statements

December 31, 2008

1.	Description of the Plan

Federal-Mogul Corporation (the “Company”) sponsors the Federal-Mogul Corporation 401(k) Investment Program (the “Plan”). The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan subject to the Employee Retirement Income Security Act (ERISA). All salaried and certain hourly employees of the Company and its subsidiaries who are paid in the United States are eligible to participate in the Plan. This provides eligible participants the opportunity to make voluntary pre-tax, after-tax and Roth contributions to the Plan.

The Company’s Emergence from Chapter 11 Proceeding

The predecessor to Federal-Mogul Corporation, (the “Predecessor Company”) and all of its then-existing wholly-owned United States subsidiaries (the “U.S. Subsidiaries”) filed voluntary petitions on October 1, 2001 for reorganization under Chapter 11 of Title 11 of the United States Code the “Bankruptcy Code”) with the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). On October 1, 2001, certain of the Predecessor Company’s United Kingdom subsidiaries (together with the U.S. Subsidiaries, the “Debtors”) filed voluntary petitions for reorganization under the Bankruptcy Code with the Bankruptcy Court. On November 8, 2007, the Bankruptcy Court entered an Order (the “Confirmation Order”) confirming the Fourth Amended Joint Plan of Reorganization for Debtors and Debtors-in-Possession (as Modified) (the “Plan of Reorganization”) and entered Findings of Fact and Conclusions of Law regarding the Plan (the “Findings of Fact and Conclusions of Law”). On November 14, 2007, the United States District Court for the District of Delaware entered an order affirming the Confirmation Order and adopting the Findings of Fact and Conclusions of Law. On December 27, 2007, the Plan of Reorganization became effective in accordance with its terms (the “Effective Date”). On the Effective Date, the Predecessor Company merged with and into New Federal-Mogul Corporation whereupon (i) the separate corporate existence of the Predecessor Company ceased, (ii) New Federal-Mogul Corporation became the surviving corporation and continues to be governed by the laws of the State of Delaware and (iii) New Federal-Mogul Corporation was renamed “Federal-Mogul Corporation” (also referred to as “Federal-Mogul” or the “Company”).

The Company’s Plan of Reorganization

The Plan of Reorganization provides for distributions of cash and/or securities to be made to holders of pre-Petition Date claims against the Debtors as well as certain claims that arose during the pendency of the Chapter 11 cases of the Debtors. Certain key provisions of the Plan of Reorganization which affect the Plan, include the following:

•	On the Effective Date, a total of 3,914,758 shares of common stock of the Predecessor Company held in the Master Trust were cancelled.

•

295,674 Federal-Mogul Corporation warrants (the “Warrants”) were issued to the Master Trust, at a conversion ratio of 0.0755280 Warrants for each share of Predecessor Company common stock held in the Master Trust as of the Effective Date. Each Warrant provides the right to purchase a share of Class A Common Stock of the Company at an exercise price equal to $45.815. If not exercised, the Warrants will expire on December 27, 2014.

•	The Plan of Reorganization provides the Plan will continue in existence.

Federal-Mogul Corporation

401(k) Investment Program

Notes to Financial Statements

December 31, 2008

1.	Description of the Plan (continued)

Plan Merger

In January 2008, Federal-Mogul Corporation Salaried Employees’ Investment Program (the “SEIP”), which had assets consisting of 66,455 Warrants and a receivable in the Lawsuit Settlement referred to below, was merged into the Plan.

The SEIP Lawsuit Settlement

On September 22, 2003, a class action lawsuit was filed in the United State District Court for the Southern District of Illinois and later transferred to the United States District Court of the Eastern District of Michigan (the “Court”) alleging that certain of the Predecessor Company officers, directors, and employees, Comerica Bank and State Street Bank and Trust Company, as Trustees, and the Plan, breached their fiduciary duty to SEIP participants whose benefit was invested or maintained investments in the Common Stock Fund and/or Preferred Stock at any time between July 1, 1999 and October 30, 2002. Effective July 12, 2007, settlement of this lawsuit was approved by the Court. A Settlement Fund was established that included a cash amount of $12,750,000 (the “Cash Amount”), as well as an unsecured claim in the amount of $3 million (the “Sherrill Allowed Claim”) under the Plan of Reorganization. Counsel for the plaintiff class sold the Sherrill Allowed Claim for $2.7 million. No damages were claimed from the SEIP. The Cash Amount and proceeds from the sale of the Sherrill Allowed Claim, together with interest earnings on the Cash Amount, are being held in an interest-bearing escrow account (the “Settlement Fund”). The Court has approved certain disbursements from the Settlement Fund, including attorney fees of 28% of the Settlement Fund, $310,000 of Class Counsel costs and expenses, taxes and tax-related expenses incurred in connection with the settlement, costs associated with providing notice to the Settlement Class participants, and a total of $40,000 in incentive payments to Class Representatives.

The assets remaining in the Settlement Fund after approved disbursements are referred to as the Net Proceeds. The Class Action Settlement Agreement provides that the Net Proceeds will be disbursed to the Master Trust (as defined below) for the Plan on behalf of the SEIP. In 2008, Net Proceeds of $10,903,696 were disbursed to the Master Trust of the Plan and are included in “Net transfer from other Company investment programs” in the Statements of Changes in Net Assets Available for Plan Benefits. The Net Proceeds were then credited to accounts of the Settlement Class participants in accordance with the Court approved Plan of Allocation. No proceeds remain at December 31, 2008.

Independent Fiduciary

Fiduciary Counselors Inc., as an independent fiduciary, managed the Plan’s investment in the Predecessor Company common stock (the “Common Stock”) until December 27, 2007 when all the Predecessor Company Common Stock was cancelled as called for under the Plan of Reorganization.

Named Fiduciary

Effective December 27, 2007, the Company hired U.S. Trust, which is part of Bank of America, National Association’s Special Fiduciary Services, as the named fiduciary and investment manager for the assets of the Plan that consist of the Warrants, and any Class A Common Stock acquired upon the exercise of the Warrants, within the Plan. The independent fiduciary has the authority to continue, restrict or terminate these investments within the Plan.

Effective June 1, 2009, Evercore Trust Company replaced U.S. Trust as the named fiduciary and investment manager as the result of the sale of the Bank of America, National Association’s Special Fiduciary Services business to Evercore LP.

Federal-Mogul Corporation

401(k) Investment Program

Notes to Financial Statements

December 31, 2008

1.	Description of the Plan (continued)

Master Trust

Assets of this Plan, and another Company plan, are administered under the terms of a trust agreement (the “Master Trust”) between the Company and Fidelity Management Trust Company (the “Trustee”). The agreement provides, among other things, that the Trustee safekeeps all investments, and accounts for all investments, receipts, disbursements, benefit payments, and other transactions. Plan net assets, net investment income and gains and losses are not allocated from the Master Trust, but are tracked separately for the Plan by Fidelity.

Contributions & Vesting

Upon employment, employees are immediately eligible to participate in the Plan. The Company matching contribution is equal to 25% on the first 8% of eligible compensation, based on employee pretax and aftertax contributions to the Plan. Participants are immediately vested in their contributions plus earnings thereon. Vesting in the Company’s matching contribution portion of their accounts plus earnings thereon is based on years of vesting service as follows:

Years of Vesting Service	% of Vesting in Company Contribution
1	0%
2	25%
3	50%
4	75%
5	100%

Full vesting also occurs upon death, total and permanent disability, or retirement at designated ages. In addition, special-vesting provisions will become effective if the Plan is determined to be “top-heavy,” pursuant to the Internal Revenue Code.

Forfeitures

Company contributions which are not vested at the time of a participant’s withdrawal from the Plan are forfeited and are applied as a reduction of future Company contributions.

If the individual is re-employed within 60 months of his/her severance of employment and repays the full amount previously distributed to him/her from the Company contribution account and otherwise qualifies for reinstatement in the Plan, the amount of the forfeitures is re-credited to his/her account in the reinstatement year.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, Company’s contribution, if applicable, and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided not in excess of the participant’s vested account balance. Administrative expenses related to loan administration, disbursements, sale of Common Stock, or participation in the Brokerage Account are paid directly from the corresponding participant’s Plan account.

Federal-Mogul Corporation

401(k) Investment Program

Notes to Financial Statements

December 31, 2008

1.	Description of the Plan (continued)

Investment Options

The Plan provides for the following participant directed investment options:

AMCAP Fund – Class R4	Fidelity Freedom 2035 Fund
Brokerage Account	Fidelity Freedom 2040 Fund
Columbia Acorn Fund – Class Z	Fidelity Freedom 2045 Fund
Dimensional Emerging Markets Fund	Fidelity Freedom 2050 Fund
Dodge & Cox Stock Fund	Fidelity Freedom Income Fund
Dreyfus Mid Cap Index Fund	Fidelity Low-Priced Stock Fund
Dreyfus Small Cap Stock Index Fund	Fidelity Managed Income Portfolio II (“MIP II”)
Fidelity Diversified International Fund	Fidelity Mid Cap Stock Fund
Fidelity Dividend Growth Fund	Fidelity U.S. Bond Index Fund
Fidelity Freedom 2000 Fund	PIMCO Foreign Bond Fund
Fidelity Freedom 2005 Fund	PIMCO Total Return Bond Fund
Fidelity Freedom 2010 Fund	Royce Opportunity Fund
Fidelity Freedom 2015 Fund	Spartan International Index Fund
Fidelity Freedom 2020 Fund	Spartan U.S. Equity Index Fund
Fidelity Freedom 2025 Fund	T. Rowe Price Mid Cap Growth Fund
Fidelity Freedom 2030 Fund	The Oakmark Select Fund

Participant Loans

The Plan allows participants to borrow from their account under certain plan conditions. The maximum amount of a participant’s borrowings shall not exceed $50,000 over a 12 month period and is limited to the lower of 50% of the participant’s vested account balance or 90% of the participant’s employee contribution accounts. No borrowings shall be permitted for amounts under $1,000. Loans for the purchase of a primary residence can be for a 15-year duration. All other borrowings shall be paid back in equal payments through payroll deductions not to exceed four-and-one-half years. The rate of interest for the loans is equal to the Prime Rate as published in The Wall Street Journal on the last business day of each month plus 1%. The rate in effect at the time the loan is taken will be fixed for the duration of the loan.

Payment of Benefits / Withdrawals

In the event of retirement (as defined by the Plan agreement), death, total and permanent disability, termination of employment (as defined by the Plan agreement), or attainment of age 59 1/2, the vested balances in the participant’s accounts may be distributed to the participant or the participant’s beneficiary in either a lump-sum distribution or periodic installments.

Federal-Mogul Corporation

401(k) Investment Program

Notes to Financial Statements

December 31, 2008

2.	Basis of Presentation and Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan’s management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation

Effective January 1, 2008, the Plan adopted Financial Accounting Standards Board (“FASB”) Statement No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets of liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

• Quoted prices for similar assets or liabilities in active markets;

• Quoted prices for identical or similar assets or liabilities in inactive markets;

• Inputs other than quoted prices that are observable for the asset or liability;

• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The aggregate value by input level as of December 31, 2008 for the Plan’s assets, as well as a reconciliation of assets for which significant unobservable inputs (Level 3) were used in determining value, is included in the section of Fair Value Hierarchy (Note 7).

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2008 and 2007.

The Plan’s investments are stated at fair value except for the fully benefit-responsive investment contracts within the Fidelity Managed Income Portfolio II (MIP II), which are valued at contract value in accordance with the FASB issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at their outstanding balances, which approximate fair value.

Federal-Mogul Corporation

401(k) Investment Program

Notes to Financial Statements

December 31, 2008

2.	Basis of Presentation and Summary of Significant Accounting Polices (continued)

Valuation (continued)

The Plan invests in investment contracts through a common collective trust (MIP II). MIP II is stated at fair value in the Plan’s Statement of Net Assets Available for Plan Benefits with a corresponding adjustment to reflect these investments at contract value, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As provided in the FSP, an investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The fair value of the Plan’s interest in MIP II is based on information reported by the issuer of the common collective trust at year-end. The contract value of MIP II is equal to principal balance plus accrued interest.

Investment Transactions and Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Expenses incurred in the operation of the Plan are paid by the Plan unless paid by the Company or the Participants. No expenses are paid from the trust unless such payment is permitted by law. Participants may incur administrative expenses related to loan administration, disbursements, sale of Federal-Mogul Corporation Common Stock, or participation in the Brokerage Account. Administrative expenses related to these transactions are paid directly from the corresponding participant’s Plan account.

3.	Party-In-Interest Transaction

Fees incurred for legal and other services rendered by parties-in-interest were paid by the Company on behalf of the Plan.

4.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right, under the Plan document to terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated or partially terminated, the Company shall determine the share of each participant affected thereby and all accounts shall fully vest. The Funds shall then be distributed to the participants and no portion of the funds shall be returned to the Company.

5.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the future and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

Federal-Mogul Corporation

401(k) Investment Program

Notes to Financial Statements

December 31, 2008

6.	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated December 15, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan has been amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Federal-Mogul Corporation

401(k) Investment Program

Notes to Financial Statements

December 31, 2008

7.	Investments in Master Trust

Net Assets of Master Trust

The Plan’s investments were held in the Master Trust. The Plan held approximately a 59% and 60% share in the Master Trust at December 31, 2008 and 2007, respectively.

	December 31, 2008	December 31, 2007
Assets
Receivables:
Company contributions	$141,590	$37,749
Participant contributions	376,651	—
Participant loan interest	25,095	—
Federal-Mogul Corporation warrants	—	1,404,450

Total receivables	543,336	1,442,199

Participant loans	17,542,075	17,689,042

Investments:
AMCAP Fund - Class R4	2,444,770	3,856,426
Brokerage Account	5,126,896	7,215,805
Columbia Acorn Fund - Class Z	5,387,930	9,540,603
Dimensional Emerging Markets Fund	7,150,956	15,478,054
Dodge & Cox Stock Fund	9,627,880	18,286,268
Dreyfus Mid Cap Index Fund	1,741,563	2,795,091
Dreyfus Small Cap Stock Index Fund	1,402,405	1,837,635
Federal-Mogul Corporation Warrants	50,526	—
Fidelity Diversified International Fund	25,348,691	50,895,389
Fidelity Dividend Growth Fund	54,148,445	104,656,104
Fidelity Freedom 2000 Fund	757,980	583,037
Fidelity Freedom 2005 Fund	709,331	235,142
Fidelity Freedom 2010 Fund	4,056,228	4,759,109
Fidelity Freedom 2015 Fund	4,106,425	4,954,489
Fidelity Freedom 2020 Fund	4,135,497	5,340,514
Fidelity Freedom 2025 Fund	4,052,633	5,387,042
Fidelity Freedom 2030 Fund	2,953,382	4,189,775
Fidelity Freedom 2035 Fund	2,264,120	3,059,467
Fidelity Freedom 2040 Fund	3,813,191	6,028,937
Fidelity Freedom 2045 Fund	534,543	95,267
Fidelity Freedom 2050 Fund	526,480	166,680
Fidelity Freedom Income Fund	766,946	461,973
Fidelity Low-Priced Stock Fund	32,838,018	57,194,226
Fidelity Managed Income Portfolio II (MIP II)	173,552,427	176,033,365
Fidelity Mid Cap Stock Fund	23,879,848	50,397,520
Fidelity U.S. Bond Index Fund	5,621,467	4,042,917
PIMCO Foreign Bond Fund	1,669,245	1,427,517
PIMCO Total Return Bond Fund	81,303,625	77,643,087
Royce Opportunity Fund	3,034,455	6,067,132
Spartan International Index Fund	1,706,588	3,366,826
Spartan U.S. Equity Index Fund	2,248,749	3,590,305
T. Rowe Price Mid Cap Growth Fund	3,944,044	6,830,251
The Oakmark Select Fund	2,179,125	3,614,813

Investments in Master Trust at fair value	473,084,409	640,030,766

Total assets in Master Trust	491,169,820	659,162,007

Liabilities
Forfeited accounts owed to the Company	40,775	36,397
Employer match owed to the Company	—	369

Total liabilities	40,775	36,766

Total net assets of the Master Trust at fair value	491,129,045	659,125,241

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	7,042,822	1,334,621

Total net assets of the Master Trust	$498,171,867	$660,459,862

Federal-Mogul Corporation

401(k) Investment Program

Notes to Financial Statements

December 31, 2008

7.	Investments in Master Trust (continued)

Investment Income

During the years ended December 31, 2008 and 2007, the Master Trust had net investment income of $32,102,584 and $43,978,159, respectively, and had net realized and unrealized depreciation in the fair value of investments of $174,819,784 and $5,138,010 during the years ended December 31, 2008 and 2007, respectively, as follows:

	Net Investment Income for the Year Ended December 31, 2008	Net Realized and Unrealized Appreciation/ (Depreciation) in Fair Value for the Year Ended December 31, 2008
AMCAP Fund - Class 4	$136,195	$(1,611,305)
Brokerage Account	—	(2,370,536)
Columbia Acorn Fund - Class Z	206,486	(3,746,248)
Dimensional Emerging Markets	392,488	(7,812,497)
Dodge & Cox Stock Fund	768,727	(8,477,892)
Dreyfus Mid Cap Index Fund	120,434	(1,156,986)
Dreyfus Small Cap Stock Index Fund	117,248	(691,029)
Federal-Mogul Corporation Warrants	—	(1,452,442)
Fidelity Diversified International Fund	361,876	(22,654,267)
Fidelity Dividend Growth Fund	4,655,108	(47,625,555)
Fidelity Freedom 2000 Fund	47,469	(183,008)
Fidelity Freedom 2005 Fund	42,063	(222,621)
Fidelity Freedom 2010 Fund	303,430	(1,739,904)
Fidelity Freedom 2015 Fund	276,600	(1,910,213)
Fidelity Freedom 2020 Fund	313,338	(2,226,318)
Fidelity Freedom 2025 Fund	294,398	(2,348,335)
Fidelity Freedom 2030 Fund	241,199	(1,939,576)
Fidelity Freedom 2035 Fund	160,276	(1,435,429)
Fidelity Freedom 2040 Fund	322,947	(2,852,362)
Fidelity Freedom 2045 Fund	16,072	(146,570)
Fidelity Freedom 2050 Fund	18,057	(182,149)
Fidelity Freedom Income Fund	40,365	(148,267)
Fidelity Low-Priced Stock Fund	5,588,021	(25,161,607)
Fidelity Managed Income Portfolio II (MIP II)	7,073,265	—
Fidelity Mid-Cap Stock Fund	501,867	(22,201,859)
Fidelity U.S. Bond Index Fund	233,028	(43,769)
PIMCO Foreign Bond Fund	161,497	(231,306)
PIMCO Total Return Bond Fund	7,770,014	(4,344,437)
Royce Opportunity Fund	198,524	(2,859,652)
Spartan International Index Fund	57,924	(1,269,692)
Spartan U.S. Equity Index Fund	72,786	(1,552,009)
T. Rowe Price Mid-Cap Growth Fund	222,184	(2,934,257)
The Oakmark Select Fund	33,829	(1,287,687)

	30,747,715	(174,819,784)

Participant loans	1,354,869	—

	$32,102,584	$(174,819,784)

Federal-Mogul Corporation

401(k) Investment Program

Notes to Financial Statements

December 31, 2008

7.	Investments in Master Trust (continued)

Investment Income (continued)

	Net Investment Income for the Year Ended December 31, 2007	Net Realized and Unrealized Appreciation/ (Depreciation) in Fair Value for the Year Ended December 31, 2007
AMCAP Fund—Class R4	$240,068	$(14,734)
Brokerage Account	—	657,308
Columbia Acorn Fund—Class Z	727,582	(59,187)
Dimensional Emerging Markets Fund	803,905	2,528,177
Dodge & Cox Stock Fund	1,910,329	(1,900,870)
Dreyfus Mid Cap Index Fund	274,323	(78,368)
Dreyfus Small Cap Stock Index Fund	168,409	(189,583)
Federal-Mogul Corporation Common Stock	—	(554,099)
Fidelity Diversified International Fund	3,650,363	3,624,606
Fidelity Dividend Growth Fund	9,092,975	(7,539,209)
Fidelity Freedom 2000 Fund	30,477	(9,164)
Fidelity Freedom 2005 Fund	13,351	4,131
Fidelity Freedom 2010 Fund	269,459	43,958
Fidelity Freedom 2015 Fund	240,716	59,451
Fidelity Freedom 2020 Fund	312,761	54,732
Fidelity Freedom 2025 Fund	241,464	99,457
Fidelity Freedom 2030 Fund	217,172	75,545
Fidelity Freedom 2035 Fund	154,618	92,056
Fidelity Freedom 2040 Fund	350,791	105,873
Fidelity Freedom 2045 Fund	2,117	(2,560)
Fidelity Freedom 2050 Fund	3,310	(5,581)
Fidelity Freedom Income Fund	25,387	(8,187)
Fidelity Low-Priced Stock Fund	5,094,470	(2,978,199)
Fidelity Managed Income Portfolio II (MIP II)	8,379,434	(2,580)
Fidelity Mid-Cap Stock Fund	4,036,968	123,502
Fidelity U.S. Bond Index Fund	169,208	16,378
PIMCO Foreign Bond Fund	45,618	6,405
PIMCO Total Return Bond Fund	4,139,657	2,201,423
Royce Opportunity Fund	870,317	(999,190)
Spartan International Index Fund	105,888	188,794
Spartan U.S. Equity Index Fund	67,979	115,982
T. Rowe Price Mid-Cap Growth Fund	568,480	259,572
The Oakmark Select Fund	432,130	(1,053,849)

	42,639,726	(5,138,010)

Participant loans	1,338,433	—

	$43,978,159	$(5,138,010)

Federal-Mogul Corporation

401(k) Investment Program

Notes to Financial Statements

December 31, 2008

7.	Investments in Master Trust (continued)

Fair Value Hierarchy

The following is a summary of the inputs used, as of December 31, 2008, involving the Master Trust’s assets carried at fair value. The inputs or methodology used for valuing assets may not be an indication of the risk associated with investing in those assets. For more information on valuation inputs, and their aggregation into the levels used in the tables below, please refer to the Valuation section in Note 2.

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Investments in Master Trust
Mutual Funds	$294,354,560	$—	$—	$294,354,560
Brokerage Account	5,126,896	—	—	5,126,896
MIP II	—	173,552,427	—	173,552,427
Federal-Mogul Corporation Warrants	50,526	—	—	50,526

Total Investments in Master Trust at fair value	$299,531,982	$173,552,427	$—	$473,084,409

Participant loans in Master Trust at fair value	$—	$—	$17,542,075	$17,542,075

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

Year Ended December 31, 2008
Level 3 assets—Participant loans in Master Trust:

Balance, beginning of year	$17,689,042
Loan originations and repayments (net)	(146,967)

Balance, end of year	$17,542,075

Federal-Mogul Corporation

401(k) Investment Program

Notes to Financial Statements

December 31, 2008

7.	Investments in Master Trust (continued)

Changes in the Fair Value of Net Assets

The changes in the fair value of net assets of the Master Trust for the years ended December 31, 2008 and 2007 are summarized as follows:

	Years Ended December 31
	2008	2007
Additions
Dividends and interest	$32,102,584	$43,978,159
Participant contributions	32,742,576	34,256,903
Company contributions	8,412,703	8,686,592

Total additions	73,257,863	86,921,654
Deductions
Benefits paid to participants	71,222,892	77,297,005
Administrative expenses	170,210	184,569
Portion of Company contribution account forfeited upon withdrawal of participants	367,532	485,226

Total deductions	71,760,634	77,966,800

Net realized/unrealized depreciation in fair value of investments	(174,819,784)	(5,138,010)

Transfers of assets from the Federal-Mogul Corporation Salaried Employees’ Investment Program	11,034,560	—

Net increase/(decrease)	(162,287,995)	3,816,844

Net assets available for plan benefits at beginning of year	660,459,862	656,643,018

Net assets available for plan benefits at end of year	$498,171,867	$660,459,862

Federal-Mogul Corporation

401(k) Investment Program

Notes to Financial Statements

December 31, 2008

8.	Differences between Financial Statements and Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31
	2008	2007
Net assets available for plan benefits per the financial statements	$293,285,996	$394,507,533
Minus: Adjustments from fair value to contract value for fully benefit-responsive investment contracts	3,736,974	688,425

Net assets available for plan benefits per the Form 5500	$289,549,022	$393,819,108

The following is a reconciliation of net investment gain from master trust investment accounts per the financial statements to the Form 5500:

	Year Ended December 31
	2008	2007
Dividends and interest per the financial statements	$19,039,684	$26,736,505
Minus: Interest from participant loans	491,403	479,701

Dividends and interest from master trust investment accounts per the financial statements	18,548,281	26,256,804
Plus: Net realized/unrealized depreciation from master trust investment accounts	(114,419,208)	(3,359,931)

Net investment gain/(loss) from master trust investment accounts per the financial statements	(95,870,927)	22,896,873

Minus: Changes in adjustments from fair value to contract value for fully benefit-responsive investment contracts	3,048,549	(440,572)

Net investment gain/(loss) from master trust investment accounts per the Form 5500	$(98,919,476)	$23,337,445

Federal-Mogul Corporation

401(k) Investment Program

EIN: 20-8350090 Plan Number 140

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment including Maturity Date, Interest, Collateral, Par or Maturity Value	Historical Cost	Current Value
Participants *	Loans at various terms and interest rates (5% - 10.5%)	$—	$6,298,120

There were no investment assets reportable as acquired and disposed of during the year.

*	Party-in-interest

Signature

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Federal-Mogul Corporation 401(k) Investment Program
(Name of Plan)

By:	/s/ Alan Haughie
Alan Haughie
Vice President, Controller and Chief Accounting Officer
Federal-Mogul Corporation

Date: June 19, 2009